UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 001-10738

ANNTAYLOR STORES CORPORATION

(Exact name of registrant as specified in its charter)

7 Times Square

15th Floor

New York, New York 10036

(212) 541-3300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights (Pursuant to Rights Agreement) (1)

(Title of each class of securities covered by this Form)

Common Stock, $0.0068 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, AnnTaylor Stores Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 23, 2010	By:	/s/ BARBARA K. EISENBERG
Barbara K. Eisenberg
Executive Vice President, General Counsel And Secretary

(1)	The Preferred Stock Purchase Rights (the “Rights”) expired on May 18, 2010, pursuant to the terms of the Amended and Restated Rights Agreement, dated as of May 1, 2001, of the Registrant. The Registrant initially filed a Form 8-A to register the Rights on May 23, 2000, which was amended on May 24, 2001.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.